EXHIBIT 99.1

Crescent Point Announces New President and CEO as Part of Transformation Plan

CALGARY, Alberta, May 29, 2018 (GLOBE NEWSWIRE) -- The Board of Directors (the “Board”) of Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) and Mr. Scott Saxberg are pleased to announce that Mr. Craig Bryksa has taken over as interim President and Chief Executive Officer (“CEO”) of Crescent Point. As part of the transition, Mr. Bryksa has also replaced Mr. Saxberg on the Board as a Director of the Company.

The Board would like to express its gratitude to Mr. Saxberg, one of the founding members of Crescent Point, for his significant contributions to the Company since 2001. Under Mr. Saxberg’s leadership, Crescent Point has grown its production to over 180,000 boe/d and evolved into one of the largest independent light crude oil producers in North America. Mr. Saxberg’s vision and commitment since inception resulted in the Company controlling dominant positions within a high-quality asset base. Crescent Point’s operational success is built on an innovative culture with high employee satisfaction. The Company is also a leader in the community, and through its environmental initiatives, has achieved emissions intensity approximately 40 percent lower than its Canadian peers. Mr. Saxberg has received notable recognition over the years, including being named to Globe and Mail’s Top 40 Under 40, Producer of the Year in Oilweek magazine and Saskatchewan Oil Man of the Year.

Mr. Bryksa, formerly Vice President, Engineering West with Crescent Point, is a professional engineer with a deep knowledge and understanding of the Company’s asset base. Mr. Bryksa has been directly responsible for the operations of each of Crescent Point’s core areas throughout his 12 year history with the organization. Most recently, he was responsible for overseeing the operating activities for the Company’s Shaunavon, Uinta Basin, North Dakota, Viking, Swan Hills and other Alberta resource plays, including the East Shale Duvernay. During his time with Crescent Point, Mr. Bryksa has demonstrated strong leadership skills and has continually assumed increased responsibilities at the executive level.

“I’m proud of what Crescent Point has accomplished,” said Mr. Saxberg. “We built a company from scratch to over 180,000 boe/d and in doing so, we have rewarded our shareholders with $7.5 billion in dividends. After 15 years as the CEO, it’s time for me to move on and I’m confident and excited for Craig and the team to oversee Crescent Point’s long-term success.”

The Company will prioritize key value drivers, including continuing improvement of the balance sheet, capital allocation, cost reductions, strong rates of return on capital employed and free cash flow generation. These key areas of focus are expected to improve Crescent Point’s sustainability and debt adjusted per share metrics.

In addition to this management change, the Board remains committed to its ongoing renewal process to ensure new ideas are recognized within a group of directors with diverse skillsets and experiences.

The Company and the Board would like to thank its shareholders for their ongoing support. For more background information on our management team and Board of Directors, please visit http://www.crescentpointenergy.com/about-us.

Non-GAAP Financial Measures

In this press release, the Company uses the terms “return on capital employed” and “free cash flow generation”. These terms do not have standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Return on capital employed is defined as return on average capital employed and is calculated as earnings before interest and taxes divided by average capital employed. Free cash flow is calculated as funds flow from operations less capital expenditures.

Forward-Looking Statements and Other Matters

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the  Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of   Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking  statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected",  "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar  expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company’s plans to prioritize key value drivers and how these key areas of focus are expected to improve Crescent Point’s sustainability and debt adjusted per share metrics; and the Board’s ongoing commitment to its renewal process.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2017 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended March 31, 2018 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are  disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2017, under the headings "Capital  Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies"  and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended March 31, 2018 under the  headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

CRESCENT POINT ENERGY CORP.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll-free (US and Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1